 1-A/A LIVE 0001532926 XXXXXXXX 024-10989 BRK, INC. NV 2008 0001532926 3089 26-2840468 0 0 411 Eastgate road, Suite A Henderson NV 89001 702-572-8050 William R. Eilers, Esq Other 220.00 0.00 1324.00 0.00 1544.00 156424.00 0.00 1496925.00 -1495381.00 1544.00 0.00 0.00 0.00 2797656.00 0.02 0.01 Common 462383968 05575C206 None None 0 None None None 0 None None true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 540000000 462383968 0.0075 3600000.00 0.00 0.00 0.00 3600000.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 3600000.00 true NY NY true